Mail Stop 3561

      November 29, 2005

James E. Minarik
President and Chief Executive Officer
Directed Electronics, Inc.
1 Viper Way
Vista, California 92081

	Re: 	Directed Electronics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
      Filed November 16, 2005
		File No. 333-127823

Dear Mr. Minarik:

      We have reviewed your filing and have the following comments.
Note that we may have further comments after reviewing your responses to comments 17 and 18 in the letter dated November 2, 2005. Where indicated, we think you should revise your document in response to the below comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover of Prospectus
1. We note that you list the names of five underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8) of Regulation S-K.




Risk Factors, page 9

Our pricing and promotional practice could be challenged, page 11
2. We note that you are making certain changes to your customer arrangements. Please describe the nature of these changes.

Certain Relationship and Related Party Transactions, page 78

Management and Advisory Agreements, page 78
3. We note that you will enter into a new advisory agreement with Trivest. Please describe how the fees will be calculated and disclose any termination fees.

Deferred Compensation/ Salary Continuation Agreements, page 79
4. Please describe the terms of these agreements.

Convertible Notes, page 80
5. We note your response to comment 9 in our letter dated November
2,
2005. Please disclose when the notes were converted into shares and the number of shares that each affiliate received.

Principal and Selling Stockholders, page 81
6. We note your response to comment 12 in our letter dated
November
2, 2005. Please also identify the broker-dealer that is affiliated with HVB U.S. Finance in footnote (7).



*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




      You may contact Sarah Goldberg at (202) 551-3340 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Howard
Baik at (202) 551-3317, Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3750 with any other questions.

      							Sincerely,



								H. Christopher Owings
								Assistant Director


cc:	Bruce E. Macdonough, Esq.
	Brian H. Blaney, Esq.
	Greenberg Traurig, LLP
	Fax:  (602) 445-8100

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James E. Minarik
Directed Electronics, Inc.
November 29, 2005
Page 1